Mail Stop 3561

April 17, 2007

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **RE: Michaels Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed March 30, 2006**
> **Form 10-Q for Fiscal Quarter Ended April 29, 2006**
> **File No. 1-9338**

Dear Mr. Boyer:

We have reviewed your response letter and supplemental information dated April 3, 2007 and have the following additional comments. Please be as detailed as necessary in your explanations so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

Merchandise Inventories

Vendor Allowances

1. We have read your response to comment 3 of our letter dated February 23, 2007. We are not persuaded that it is preferable to calculate the number of purchases in ending inventory excluding inventory in transit instead of using inventory reflected in your financial statements under generally accepted accounting principles. Please specifically identify and illustrate that portion of the calculation you are referring to in your response and identify the amounts, in your calculation, you adjust for in-transit inventory. We note your statement that the impact to the calculation would be immaterial if GAAP inventory were utilized. Show us the impact on your calculation of your adjustments to inventory and purchases for the past three years.

2. We note your response to comment 4 of our December 4, 2006 letter where you state your methodology of excluding inventory in transit results in better matching. You further state that all vendor allowances are included in the calculation for deferral but the corresponding purchases that are in-transit from which those specific allowances were earned are not included in that portion of the calculation that determines the number of months purchase in ending inventory. It would appear that the number of months purchases in ending inventory is reduced by the purchases in-transit. Also, it is not clear how the vendor allowances earned on specific products are being matched to the inventory to which it applies if that inventory is excluded from purchases and inventory for purposes of your calculation. Please tell us the average in-transit time period for your purchases both overseas and domestic and the percentage of inventory sourced from overseas. Also, please tell us the amount of vendor allowances earned on the inventory in-transit for fiscal years 2005 and 2004.

3. We note your response to comment 4 of our letter dated February 23, 2007 that you recognize vendor allowances consistent with your recognition of inventory under GAAP. Please explain why you defer "estimated" vendor allowances as opposed to a known amount of vendor allowances earned. Refer to page MIK0014 of your response dated April 3, 2007.

4. Reference is made to comment 9 in our letter dated February 23, 2007. We have read your response; however we are unable to locate where in your disclosure you discussed the significant impact that the increase in reserves had on your results of operations. Please tell us specifically where you discussed the increase in reserves or show us what your disclosures will look like revised.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your response letter as a correspondence file on EDGAR.

You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief